UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

April 28, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

PRISA

DISCLOSURE OF RELEVANT INFORMATION

Promotora de Informaciones, SA (PRISA) announces the following relevant information, under the provisions of art. 82 of Law 24/1988 of 28 July, of the Securities Market.

The Ordinary Shareholders Meeting of Promotora de Informaciones, SA, held today, has approved all the decisions attached, submitted to the Assembly by the Board of Directors.

Madrid, April 28, 2014

(Free translation from the original in Spanish language)

PROMOTORA DE INFORMACIONES, S.A.

ANNUAL GENERAL SHAREHOLDERS MEETING

APRIL 28, 2014

RESOLUTIONS

(Free translation from the original in Spanish language)

ONE

Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2013 financial year, and the proposed distribution of profits.

a) To approve the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2013, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

Distribution basis- Losses for the year	596,576
Distribution- To losses from previous years	596,576

TWO

Approval of the Board of Directors' management of the company in the 2013 financial year.

To approve, without reservations, the Board of Directors' management of the company during the past year.

THREE

Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2014 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

As provided in Article 264 of the Companies Act and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso no. 1, 28020 Madrid, Tax ID No. recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2014.

FOUR

Appointment of Directors.

4.1. Ratification of the appointment by cooptation and election of Director Mr. Claudio Boada Pallerés.

After having received the report of the Nomination and Compensation Committee and at proposal of the Corporate Governance Committee, the Board of Directors proposes ratifying the Board's appointment by cooptation of Mr. Claudio Boada Pallerés made on December 18, 2013 to fill one of the vacancies in the Board resulting from the resignation of Mr Harry Sloan and to appoint him as independent director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Mr. Claudio Boada Pallerés on December 18, 2013 be ratified and that he be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

4.2. Ratification of the appointment by cooptation and election of Director Mr Roberto Lázaro Alcántara Rojas.

After having received the report of the Nomination and Compensation Committee and at proposal of the Corporate Governance Committee, the Board of Directors proposes ratifying the Board's appointment by cooptation of Mr Roberto Lázaro Alcántara Rojas, made on February 24, 2014 to fill one of the vacancies in the Board resulting from the resignation of Mr. Martin Franklin, and to appoint him as director representing significant shareholdings, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Mr Roberto Lázaro Alcántara Rojas, made on February 24, 2014 be ratified and that he be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

4.3. Ratification of the appointment by cooptation and election of Director Mr John Paton.

After having received the report of the Nomination and Compensation Committee and at proposal of the Corporate Governance Committee, the Board of Directors proposes ratifying the Board's appointment by cooptation of Mr. John Paton, made on February 24, 2014 to fill one of the vacancies in the Board resulting from the resolution of the Extraordinary Shareholders' Meeting held on December 10, 2013 which increased to 16 the number of Board members, and to appoint him as independent director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Mr. John Paton made on February 24, 2014 be ratified and that he be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

FIVE

Amendment of article 19 of the Bylaws (Remuneration of the Directors)

"Amendment of article 19 of the Bylaws which shall read as follows:

"Article 19. Remuneration of the Directors

Directors' compensation shall consist of an annual amount provided for in the terms set forth by the board of directors, within limits established by shareholders at the annual shareholders meeting.

The remuneration of individual directors may differ depending on the offices they hold and their service on board committees, and shall be compatible with per diem expenses paid for attendance at meetings.

When approving the annual accounts at the annual shareholders meeting, shareholders may amend the limit set on directors' remuneration.

The board shall determine the exact amount of per diem expenses and individual compensation to be paid to each director, within the limit set at the annual shareholders meeting.

Without prejudice to the remuneration set forth above, directors' compensation may also include stock or stock options, or amounts pegged to share value. Such compensation shall require the approval of shareholders at the annual meeting, indicating the number of shares to be awarded, the exercise price for stock options, the value of shares taken as a reference, and the duration of this compensation system.

The company may subscribe a civil liability insurance policy for its directors.

In addition, directors who have executive functions will be entitled to receive compensation for those functions which may consist of:

a) A fixed sum consistent with the services and responsibilities undertaken.

b) A variable amount, tied to indicators of the executive director's performance or of the company's results.

c) A welfare benefits component, which will include the appropriate insurance and providential arrangements.

d) Compensation for no-competition undertakings.

e) Indemnity in the event the executive director is removed."

SIX

Distribution of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares. Approval of the capital increase by a charge against the issue premium reserve of the Class B shares that is necessary to meet the payment of the minimum annual dividend on the Class B shares in Class A shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares. Request for the listing of the ordinary Class A shares issued by means of the execution of the said capital increase on the Madrid, Barcelona, Bilbao and Valencia stock exchanges. Delegation to the Board of Directors of the necessary powers to execute the capital increase.

1. Payment of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into common Class A shares.

In accordance with the provisions of article 6.2 (a) of the Bylaws, it is resolved to meet, by the delivery of newly-issued Class A Shares, the preferential minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares, which will take place, in accordance with the provisions of article 6.2 (b) of the Bylaws, after forty-two (42) months from their issue date, for a total amount of 7,735,026.20 euros, by the delivery of 77,350,262 newly-issued Class A Shares.

The said amount, calculated on the basis that all the Class B shares in circulation at the date of issue of this proposed resolution by the Board of Directors participate in the mandatory conversion and that the value of the accrued dividend per share in the reference period is 0.175 euros, in accordance with article 6.2 (a) of the Bylaws, will be automatically reduced by reference to the Class B shares that voluntarily participate in the conversion to Class A shares before the end of said period of forty-two (42) months from their issue date.

2. Capital increase for the payment of the minimum annual dividend

In order to meet the payment of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares by means of the delivery of newly-issued Class A shares, in accordance with the provisions of the Bylaws and given that there are no distributable profits in the aforementioned 2013 financial year, it is resolved to increase the Company's capital by a charge against the issue premium reserve of the Class B shares in the sum of 7,735,026.20 euros.

As a result of the said increase, 77,350,262 common Class A shares will be issued and will be allocated to the owners of the Class B shares in accordance with the formula set out in article 6.2 (a) of the Bylaws, pursuant to which each Class B shareholder has the right to be allocated the ordinary Class A shares that result from dividing the product of

the number of Class B shares owned by it multiplied by 0.175 euros by 1, which is the value in euros attributed to the ordinary Class A shares by the Bylaws.

Express provision is made for the partial execution of this capital increase in the event of the voluntary conversion of the Class B shares prior to the date for payment of the aforementioned minimum annual dividend.

3. Adjustment of capital increases by rounding

In the case of capital increases contemplated in section 2, the number of Class A shares to be issued will be rounded downward and, therefore, fractional Class A shares will not be issued or allocated. As a result, a Class B shareholder entitled to receive a fraction of a Class A share for that fractional interest will receive only cash compensation equivalent to the dividend corresponding to it in accordance with the calculation formula set forth in the Bylaws. Therefore, it is possible that, even if the Company decides to pay all of the annual minimum dividend for the 2013 financial year or the dividend accrued thereafter by reason of mandatory conversion into Class A shares, by reason of rounding a part of the minimum dividend do not consist of Class A shares, but rather of cash. In this case the amounts of the increases corresponding to the annual dividend and dividend accrued by reason of mandatory conversion automatically will be reduced to the extent resulting from the effect of the aforesaid rounding in accordance with the calculation formula set forth in the Bylaws.

4. Balance sheet and reserve against which both increases are made

The balance sheet serving as the basis for the capital increase to be used to cover payment of both the minimum annual dividend on Class B shares for the 2013 financial year and the dividend accrued thereafter by reason of mandatory conversion is the balance sheet at 31 December 2013, which has been audited by Deloitte, S.L. on March 19, 2014, and submitted for approval of the Ordinary General Meeting of shareholders under the first point of the Agenda.

The par value of the shares involved in the issue will be paid by application of the corresponding amount of the positive balance of the issue premium created upon issue of the non-voting convertible Class B shares, established as a reserve restricted except for purposes of payment of minimum dividend and covering payment of the par value of Class A common shares in excess of the number of non-voting Class B shares that are converted on the mandatory conversion date if the conversion rate is other than 1 to 1, as established in the Bylaws.

5. Rights of new Class A shares

The new Class A shares issued by virtue of the capital increase contemplated in the preceding section 2 will be Class A common shares with a par value of ten cents (0.10) on the euro each, of the same class and series as the Class A common shares currently outstanding, registered in book-entry form with Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants. The new Class A shares will confer to their holders the same voting and economic rights as the Company's common shares currently outstanding, from the date the capital increases are declared to have been subscribed and paid up.

Each of the public deeds documenting the issue of the new Class A shares having been executed, it will be registered in the Madrid Commercial Registry and the deed will be delivered to the National Securities Market Commission (CNMV), the corresponding stock exchange markets and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). The latter will enter the issued shares in its central registry. The Affiliated Participants will make the corresponding book entries in favour of the owners of the allocated shares, after which time the owners may request the certificates showing ownership of the issued shares from the Affiliated Participants.

6. Admission to trading of the new Class A shares

It is resolved to request admission to trading of the new Class A shares issued by virtue of this capital increases resolution on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets, through the Exchange Interconnection (Continuous Market) System, and to take such steps and actions as may be necessary and present such documents as may be required by the competent authorities for admission to trading of the newly-issued Class A shares corresponding to the resolved capital increases, it being expressly noted that the Company is subject to such rules as may exist or be issued regarding stock exchange markets and, in particular, regarding listing, maintenance of listing and delisting.

It is expressly noted that, if delisting of the Company's shares subsequently is requested, it will be adopted with the same formalities that are applicable and, in that case, the interests of shareholders opposing or not voting on the delisting resolution will be guaranteed.

If it deems it to be appropriate, the Board of Directors is authorised to request admission to trading of the Class A shares issued by virtue of this resolution on the New York Stock Exchange, by way of issue of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

In compliance with the provisions of sections 1 and 3 of article 35 bis of Securities Market Act 24/1988 of 28 July 1988, the Company, by means of the corresponding material disclosure to the CNMV, will make all documentation related to the transaction available to the public, including the corporate resolutions, the report of the administrators and the auditor's report.

7. Delegation of authority to implement capital increase resolutions

It is resolved to authorise the Board of Directors, under the provisions of article 297(1)(a) of the Capital Companies Act, as broadly as required by law, with express authority to delegate to its Delegated Committee, President of the Board of Directors or Chief Executive Officer so that, on a non-exhaustive basis, rather merely by way of illustration and not limitation, it may:

(i) Resolve to execute the capital increase corresponding to the payment by means of the delivery in common class A shares of the annual dividend for the 2013 financial year and the pro rata part of the minimum annual dividend on the Class

B shares for the 2013 financial year and the pro rata part of the dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares, determine the date of issue and delivery of the new shares and fix the terms of the capital increase to the extent that this resolution is silent. In particular the Board of Directors is instructed and authorised to: (i) execute the capital increase to meet the payment of the minimum annual dividend for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares; (ii) to determine the definitive amount of the capital increase intended for the payment of the aforementioned dividend by reference to any corresponding reduction or reductions according to the number of Class B shares that have requested voluntary conversion; and (iii) determine the definitive amount of the capital increase intended to meet the payment of the aforementioned dividend once the rounding has been done in accordance with the process explained in section 3 above.

(ii) To declare the corresponding capital increase to have been closed and implemented.

(iii) To redraft section 1 of article 6 of the Bylaws related to capital to adjust it to the new amount of share capital that results of implementation of the capital increase.

(iv) To execute the public deed reflecting the foregoing resolutions, and such others as may be necessary or appropriate for purposes of implementing the capital increase referred to above, determining the number of shares to be issued, and redrafting article 6 of the Bylaws to adapt it to the number of shares resulting.

(v) To exercise any rights and obligations deriving from the aforesaid public deeds.

(vi) To draft and prepare such prospectuses and notices as may be required by applicable legislation, in particular those requested by the CNMV or any other public agency, and to agree to such subsequent amendments thereof as it deems to be appropriate, filing them with the authorities competent for that purpose.

(vii) If applicable, to appoint the company assuming the functions of agent for the capital increase and for that purpose to sign such agreements and documents as may be necessary.

(viii) To apply for admission to trading of the newly-issued Class A shares on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets and their inclusion within the Exchange Interconnection (Continuous Market) System, with all the powers that are necessary for that purpose under the applicable legislation, taking whatever steps are necessary and executing whatever documents are required to do so, and to appoint the entity responsible for maintaining the accounting records for the shares and, if applicable, the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for that purpose.

(ix) To apply for admission to trading of the new Class A shares issued by virtue of capital increase resolutions on the New York Stock Exchange, by way of issuance of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

(x) To take such actions as may be necessary and approve and formalise such public or private documents as may be necessary or appropriate for full effectiveness of the capital increase resolutions as regards any of their aspects and content; to apply for such entries or annotations as may be necessary in respect of the aforesaid capital increases, or any other question related thereto, appearing before the Commercial Registry or any other entity required for such purposes.

(xi) If applicable, to correct and complete the errors, defects and omissions in the documents formalised as a result of exercise of the authority granted herein, that prevent or interfere with their full effectiveness, in particular those that may prevent their entry in the public registries, for that purpose having authority to introduce such modifications as may be required to adapt them to the verbal or written review of the Registrar.

(xii) And, in order to exercise the foregoing authority, to take any actions or sign and execute any other documents, whether public or private, they deem to be necessary or useful for implementation of the authority conferred herein.

SEVEN

Delegation to the Board of Directors of the power to request the listing of all or part of the Company's shares and/or of any securities representing them on any securities markets outside Spain that it deems opportune or advisable, together with the power to request the delisting of the Company's shares and/ or of any securities representing them on those foreign securities markets. Delegation to the Board of Directors of the powers needed to execute this resolution.

To authorise the Board of Directors as broadly and effectively as permitted in law, so that within a period of one year starting from the date on which this resolution is adopted, without the need to call a General Meeting or to publish a resolution of the General Meeting, and when the market conditions or the Company's situation make it advisable or require it, in the opinion of the Board itself, it may resolve to:

(i) request the listing of all or part of the Company's shares and/or of any securities representing them on any securities markets outside Spain that it deems opportune or advisable.

(ii) request the delisting of the Company's shares and/or of any securities representing them on any of foreign securities markets on which they are currently listed or on which they may be listed in the future.

It is also resolved to delegate to the Board of Directors, as broadly as required by law, with express powers of delegation to its Delegated Committee, the President of the Board of Directors and the Chief Executive Officer in order freely to decide and confirm whether it is advisable to take the aforementioned decisions at whatever time is deemed appropriate within the aforementioned one-year period and to take whatever actions and steps may be necessary or advisable for their execution and successful outcome, without limitation.

EIGHT

Approval of the delivery of shares of the Company as compensation for members of the Board of Directors and executive staff.

Under article 219 of the Capital Companies Act and article 19 of the Articles of Association, and within the framework of the Company's compensation policy, it is resolved to authorise a delivery of shares of the Company to directors of the Company and a specific group of executives of the Prisa Group, for a term of five years following adoption of this resolution, without the need to hold a meeting or for the General Meeting to subsequently adopt a further resolution, in the terms described below.

1. General description

By virtue of this authorisation, the Company may deliver a certain number of shares to directors of the Company and a specific group of Executives of the Prisa Group (the "Participants"), as determined by the Board of Directors, further to a proposal from the Appointments and Remuneration Committee.

For these purposes "Participants" may be individuals in any of the following categories: directors of the Company (executives and non executives), general managers, resource managers, managers of departments and/or business units and other managers in the Company or its group comparable to the foregoing (the "Executives"), who meet the conditions established by the Board of Directors, on proposal of the Appointments and Remuneration Committee.

The number of shares that may correspond to each Participant will be determined by the Board of Directors on proposal of the Appointments and Remuneration Committee, based on their responsibilities within the management bodies of the Company or any of the companies in its group or their management functions and responsibilities.

In particular and without limitation, this authorisation may be used to settle the following remuneration items, in shares:

- Fixed annual remuneration for participation in the Board of Directors, paid to each external (non-executive) director of the Company, at their choice, entirely in cash or 60% in cash and 40% in PRISA shares. Should the director choose to be partly paid in PRISA shares, these will be handed over each quarter, taking as a reference the average closing price of the shares on the Continuous Market during the thirty trading days immediately prior to the last day of each calendar quarter, this inclusive, and is considered as the date of delivery the first business day of each quarter.

- Variable annual remuneration (annual bonus) to the Company's executive directors and Executives of the Prisa Group, when it is agreed that such remuneration be paid in whole or in part with PRISA shares, taking as a reference the average closing price of the shares on the Continuous Market during the thirty trading days immediately prior to the last day of each calendar year, this inclusive.

- Long-term variable remuneration (long-term incentive) to the Company's executive directors and Executives of the Prisa Group, if it is agreed that such remuneration be paid in whole or in part with PRISA shares, expressly including to this effect the long-term incentives plan referred to in the resolution gathered in point nine below of the Meeting Agenda, taking as reference the value specifically set out in paragraph 4 thereof. The delivery of shares to the executive chairman, in respect of multi-year variable remuneration, will be performed by reference to a value of € 0.50 per share with a maximum total of two million shares.

In no case will the total number of deliverable shares annually exceed 1.5% of the capital stock at all times. For clarification purposes only, said percentage limit will be deemed to include the maximum number of shares deliverable further to the long-term incentives plan referred to in the resolution gathered in point nine below of the Meeting Agenda.

2. <u>Authorisation to Board of Directors</u>

The Company's Board of Directors is hereby empowered so that, with the widest scope that may be necessary in law and with express powers of replacement in favour of the Delegate Commission, Chairman of the Board of Directors, CEO and Appointments and Remuneration Committee, it may apply, implement and enforce this resolution. As a mere example without limitation, the Board of Directors will be expressly entitled to make any necessary changes to enable delivery of the shares, establishing anti-dilution rules to enable an adjustment in this share delivery system, in order to maintain the share value if the capital stock figure should change, and to adopt the necessary resolutions to meet the obligations derived from the share delivery system, in the most appropriate manner for the Company's interests.

3. <u>Coverage</u>

Any deliverable shares to Participants, subject to prior compliance with the necessary legal requirements, may consist of Prisa shares held in the treasury stock, purchased or eventually acquired both by the Company and any other member of the Prisa Group, or shares generating from any other financial instrument determined by the Company.

NINE

Approval of the Company's long-term incentives plan.

Pursuant to article 219 of the Capital Companies Act and article 19 of the Articles of Association and other applicable legislation, and further to the remuneration policy applied by Promotora de Informaciones, S.A. (the "Company" o "Prisa") and the company group controlled by Prisa (the "Prisa Group" or the "Group"), to the extent that the remuneration system may include a delivery of Prisa shares to executive directors, the following long-term incentives plan (the "Plan") is hereby approved, in the basic terms established below, proposed by the Board of Directors subject to a prior favourable report issued by the Appointments and Remuneration Committee and the approval by the Board of Directors.

As during the year 2013 the Board of Directors of the Company has not used the authorization granted to it by the resolution adopted at the Shareholders' Meeting held on June 22, 2013 under the eleventh item of its agenda to implement the ILP 2013-2015, this Plan replaces and supersedes the aforementioned ILP 2013-2015.

1. General Description of the Plan

In order to align the interests of the executive team of the Prisa Group with those of its shareholders, by virtue of this Plan the Company may hand over, to a specific group of Company executive directors and key managers in the Group (the "Participants"), a certain number of ordinary Class A Company shares and a certain amount in cash, depending on their level of responsibility and contribution to the Group's results, as variable remuneration linked to the achievement of long-term objectives.

The Board of Directors, further to a proposal from the Appointments and Remuneration Committee, will establish the business objectives that are linked to the results obtained by the Group and its business units, used as a base to calculate the number of shares and cash amounts to which each Participant will eventually be entitled. These objectives will be specifically determined in writing, once the Meeting has authorised the Plan and its approval and implementation are agreed by the Board of Directors; the extent to which the Plan is fulfilled will be assessed by the Board once the annual statements related to the financial year of completion of the Plan have been closed and approved.

2. Participants

The Board of Directors, further to a proposal from the Appointments and Remuneration Committee, may offer participation in the Plan to a certain number of executive directors and managers of the Prisa Group, whose professional activities have a significant effect on value creation in their respective business unit.

To this effect, any members of Prisa Group's executive team may be elected Participants, including executive directors, members of the Management Committee and managers belonging to any of the following categories: General Managers, Resources Managers, Managers of Areas and/or Business Units and other equivalent managers of the Company or its Group (the "Managers"), who, meeting the conditions established

by the Board of Directors as proposed by the Appointments and Remuneration Committee, are invited to participate in the Plan.

The maximum amount of Plan Participants is expected to total 120 persons, without prejudice to any possible new additions or outgoing Participants whilst the Plan is in force.

3. Term

The Plan will remain in force for a total of three years, between 1 January 2014 and 31 December 2016.

Settlement of the Plan, payment in cash and delivery of the shares will be calculated during the 2017 financial year, in the terms and conditions established by the Board of Directors, further to a proposal from the Appointments and Remuneration Committee. The Board will determine the specific date for delivery of the shares and the payment in cash.

4. Amount and maximum number of shares

If the requirements and conditions of the Plan are fully met, at the highest level of compliance, the maximum amount used for coverage of the same, including the cash amount and valuation of the maximum number of shares deliverable to the Participants, is estimated at twenty-three million Euros (23,000,000€).

The maximum number of shares which, further to the Plan, will be deliverable to Participants, will be the result of dividing, at most, 30% of said amount by the average closing price of the listed shares on the Continuous Market during thirty business days immediately prior to approval of this proposal of agreement by the Board of Directors. The total number of deliverable shares will in no event exceed 0.80% of the capital stock at all times.

5. Coverage

The shares deliverable to Participants, subject to previously meeting the legal requirements established to this effect, may consist of Prisa shares held in the treasury stock, acquired or that are eventually purchased both by Prisa itself or any Prisa Group company, or shares generated by any other financial instrument that is determined by the Company.

6. Expiration

Should the Board of Directors not make use of the Meeting's authorisation to start up the Plan, on or before 31 December 2014, this resolution will be ineffective.

7. Authorisation of the Board of Directors

The Company Board of Directors is hereby empowered, with the broadest scope required in law and with express powers of replacement in favour of the Delegate Commission, Chairman of the Board of Directors, CEO and Appointments and

Remuneration Committee, in order to implement, formalize, enforce and settle the Plan, if applicable and whenever deemed appropriate, adopting any resolutions and signing any public or private documents may be necessary or appropriate to ensure its full effectiveness, including the right to amend, rectify, modify or complement this resolution. In particular, as a mere example, in order to:

(i) Implement and enforce the Plan whenever deemed suitable, in the specific manner deemed appropriate.

(ii) Implement and determine the specific terms of the Plan in any matter not foreseen in this resolution, with the right to approve and publish regulations governing its operation.

(iii) Implement and determine specific conditions of the Plan for Participants, to include, amongst others, which beneficiaries will adhere thereto and the number of shares to which each one is entitled; to implement and specify the conditions to which payment of the incentive to its beneficiaries is subject; to determine whether or not the objectives have been fulfilled, and their degree of achievement.

(iv) Adjust the content of the Plan to any circumstances and corporate operations that may be executed whilst it is in force, both related to the Company and to its Group members at all times, or the reasons and legal, regulatory or operating circumstances, or any other similar ones, in the terms and conditions deemed necessary or appropriate at the time to guarantee the Plan's purpose.

(v) Decide to not enforce the Plan, or to render it null and void, in whole or in part, if the circumstances so advise.

(vi) Draft, sign and file any communications and complementary documentation may be necessary or appropriate, before any public or private body, in order to implement, execute or settle the Plan, to include the relevant prior communications and informative circulars, if necessary.

(vii) Execute any measure, statement or step before any body or entity or public/private registry, in order to obtain any authorisation or verification that is necessary to implement, enforce or settle the Plan and to delivery the Prisa shares cost-free.

(viii) Negotiate, agree and sign any agreements whatsoever with financial or other entities, as may be freely decided, in the terms and conditions deemed adequate, if necessary or appropriate to ensure the implementation, coverage, execution or settlement of the Plan, to include, if necessary or appropriate due to the legal regime applicable to certain beneficiaries or certain Group companies, or if necessary or appropriate for legal, regulatory or operating reasons, or any other similar reasons, to establish any legal figure or the formalization of agreements with any type of entity to deposit, safeguard, hold and/or administer the shares and/or to subsequently deliver them to the beneficiaries under the Plan.

(ix) Draft, execute, sign and, if necessary, certify any type of document related to the Plan.

(x) And, in general, to take any steps, adopt any decisions and execute any documents may be necessary or merely appropriate to ensure the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Plan and the resolutions previously adopted.

TEN

Non-binding voting on the Remuneration Policy Report.

In accordance with Article 61 ter of the Securities Market Law and article 12.2. of Orden ECC/461/2013, approve in an advisory capacity, the Remuneration Policy Report approved by the Board of Directors, on a proposal from the Nominations and Compensations Committee, regarding the remuneration policy of the Board of Directors for 2014, with information on how the remuneration policy applied during the year 2013, whose full text was made available to the shareholders along with the rest of the documentation of this general meeting.

ELEVEN

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Mr. Juan Luis Cebrián Echarri, the Chief Executive Officer Mr Fernando Abril-Martorell Hernández, the Secretary Mr Antonio García-Mon Marañes and the Deputy Secretary Mrs. Maria Teresa Diez-Picazo Giménez joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.